SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

6 October 2004

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

9th Floor
1 Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 6 October 2004	By:	/s/ M R Chambers
Name: M R Chambers
Title: General Counsel & Group
Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Director Shareholding AMENDMENT – release dated 29 September 2004.

99.2	Holdings in Company – release dated 29 September 2004.

99.3	UK Life sale completion - release dated 30 September 2004.

99.4	Completion of sale of Codan Life - release dated 1 October 2004.